UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated August 29, 2012
2.	Press release dated August 29, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: August 29, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

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PRESS RELEASE Luxembourg August 29, 2012

CLOSING OF TRANSACTION WITH ROCKET INTERNET

Luxembourg, August 29, 2012 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) has now received all necessary documentation to close the transaction with Rocket Internet. Latin America Internet Holdings and Africa Internet Holdings will proceed to two capital increases through which Millicom will gain 20% of each of the two holdings. As a result of the early closing, Millicom will consolidate fully as of September 1, 2012.

Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479
Emily Hunt	Tel: +44 (0)7779 018539

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 270 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., and Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above.  Millicom does not intend to update these forward-looking statements.

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PRESS RELEASE Luxembourg, August 29, 2012

SETTLEMENT OF LICENSE DISPUTE IN SENEGAL

Luxembourg, August 29, 2012 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) and the government of the Republic of Senegal have reached an agreement in principle to settle amicably their dispute over the validity of Millicom’s license in Senegal. This settlement is subject to the signing of final documentation between Millicom and the Republic of Senegal, as well as the publication of an amended license.

Under this agreement, the validity of Millicom’s Senegal subsidiary’s license will be recognised by both parties. In addition, Millicom will be granted a 3G license, an alignment of its license terms with those of the other operators (meaning that Millicom will receive licenses to offer fixed line, WiMAX and cable TV services for instance), some additional spectrum and a 10-year extension of the term of its current license until 2028. Millicom has agreed to pay USD103 million to the government of the Republic of Senegal for these additional license rights and spectrum. The USD103 million will be paid in several instalments between closing of the agreement and December 2013.

In conjunction with today’s announcement, both parties are asking for a 3-month suspension of the ongoing arbitration proceedings, initiated in 2008 before the ICSID (International Centre for Settlement of Investment Disputes), in order to finalize the documentation needed for the transaction to close.

Mikael Grahne, Millicom CEO commented: “We are delighted to have reached an agreement with the newly elected government of the Republic of Senegal in a way that will be beneficial to both parties involved, as well as to the people of Senegal and our Tigo customers. An amicable settlement has always been the preferred solution for Millicom. This agreement will enable us to enrich our product offering in Senegal over the next 16 years with the addition of new services, including 3G mobile internet and mobile financial services that we are now offering successfully in Tanzania, Rwanda, Ghana and DRC. In Senegal, as in all our markets, we want Tigo to strive to offer innovative products and services that are relevant to our customers.”

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Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479
Emily Hunt	Tel: +44 (0)7779 018539

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 270 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., and Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above.  Millicom does not intend to update these forward-looking statements.

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